[redacted]

12013537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XMS Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Avenue, Suite, 725
(No. and Street)

Evanston (City) IL (State) 60201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore Brombach and John Spence (847)448-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil Friedman C.P.A., P.C. d/b/a Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Road, Suite 200 (Address) Skokie (City) IL (State) 60077 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/31

4/2

OATH OR AFFIRMATION

I, Theodore Brombach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ERIKSON BERNUS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV. 13, 2012

Signature

Managing Partner

Title

Notary Public 02/24/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John Spence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02/27/12

"OFFICIAL SEAL"
ERIKSON BERNUS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV. 13, 2012

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XMS CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

INDEPENDENT AUDITORS' REPORT

To the Members
XMS Capital Partners, LLC

We have audited the accompanying statements of financial condition of XMS Capital Partners, LLC as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income (loss), changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XMS Capital Partners, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael Silver & Company

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2012

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Current Assets		
Cash	$ 1,644,761	$ 1,180,297
Investment in common stock, available for sale	88,000	-
Accounts receivable	233,868	88,415
Prepaid expenses and deposits	152	57
Total Current Assets	1,966,781	1,268,769
Property And Equipment		
Vehicles	148,188	148,188
Office equipment	22,535	15,042
Computer equipment and software	11,375	11,375
Furniture and fixtures	62,099	58,432
	244,197	233,037
Less: accumulated depreciation and amortization	147,247	102,154
Net Property and Equipment	96,950	130,883
TOTAL ASSETS	$ 2,063,731	$ 1,399,652
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 40,139	$ 52,933
Deferred rent	20,591	26,428
Current portion of obligations under capital leases	2,709	2,357
Total Current Liabilities	63,439	81,718
Long-Term Liabilities		
Obligations under capital leases	3,120	5,838
Members' Equity	1,997,172	1,312,096
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,063,731	$ 1,399,652

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenue	$ 5,664,989	$ 1,769,634
Operating Expenses	4,571,303	1,936,464
Operating Income (Loss)	1,093,686	(166,830)
Other Income, Net	32,712	41,565
Income (Loss) Before Provision For State Income Taxes	1,126,398	(125,265)
Provision For State Income Taxes	14,322	-
Net Income (Loss)	1,112,076	(125,265)
Other Comprehensive Income (Loss)		
Change in unrealized gain (loss) on investments	(62,000)	-
Comprehensive Income (Loss)	$ 1,050,076	$ (125,265)

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Members' Equity	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance - 2009	$ 1,527,361	$ -	$ 1,527,361
Distributions	(90,000)	-	(90,000)
Net Loss	(125,265)	-	(125,265)
Balance - 2010	1,312,096	-	1,312,096
Other Comprehensive Loss	-	(62,000)	(62,000)
Distributions	(365,000)	-	(365,000)
Net Income	1,112,076	-	1,112,076
Balance - 2011	$ 2,059,172	$ (62,000)	$ 1,997,172

The accompanying notes are an integral part of these financial statements.

XMS CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows From Operating Activities:		
Net income (loss)	$ 1,112,076	$ (125,265)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	45,093	45,093
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(145,453)	103,285
Prepaid expenses and deposits	(95)	242
Increase (decrease) in:		
Accounts payable	(12,794)	(12,722)
Deferred rent	(5,837)	4,016
Total adjustments	(119,086)	139,914
Net Cash Provided By Operating Activities	992,990	14,649
Cash Flows From Investing Activities:		
Purchase of property and equipment	(11,160)	-
Purchase of investment in common stock	(150,000)	-
Net Cash Provided By (Used By) Investing Activities	(161,160)	-
Cash Flows From Financing Activities:		
Payments on obligations under capital leases	(2,366)	(1,913)
Members' distributions	(365,000)	(90,000)
Net Cash Used By Financing Activities	(367,366)	(91,913)
Net Increase (Decrease) In Cash	464,464	(77,264)
Cash - Beginning Of Year	1,180,297	1,257,561
Cash - End Of Year	$ 1,644,761	$ 1,180,297
Cash Paid During The Year For:		
Interest	$ 993	$ 1,166
Income taxes, net of refunds	$ 14,322	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves clients in the United States and abroad.

The Company was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to SEC Rule 15c3-3 under subparagraph k(1), due to its limited business.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

No provision for federal taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2011. The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2008.

The Company's investment in common stock is classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of members' equity. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2011 and 2010.

Management has evaluated subsequent events through February 27, 2012, the date when the financial statements were available to be issued.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions and has credit risk for balances in excess of federally insured limits.

4 - Major Customers

Revenue from three clients amounted to approximately 66% of total revenue for the year ended December 31, 2011. Revenue from four clients amounted to approximately 77% of total revenue for the year ended December 31, 2010.

5 - Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investment in securities shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	2011
Investment in common stock of Novelos Therapeutics, Inc.	
Cost	$ 150,000
Unrealized loss	(62,000)
Total fair value	$ 88,000

6 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $280 through December 2013. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Depreciation on the copier, which is included in depreciation expense, was $2,376 for each of the years ended December 31, 2011 and 2010.

Assets recorded under capital lease consisted of the following at December 31:

	2011	2010
Copier	$ 11,880	$ 11,880
Less: accumulated amortization	7,326	4,950
Net equipment held under capital lease	$ 4,554	$ 6,930

The Company leases office space in Evanston, Illinois, under an operating lease agreement commencing September 1, 2008, through February 28, 2014. Rental payments of approximately $6,880 are payable monthly. The Company is also responsible for its pro-rata share of operating expenses and real estate taxes. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $174,103. Rent expense, including the operating expenses, was $158,049 and $140,871 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating	Capital
2012	$ 90,703	$ 3,359
2013	93,009	3,359
2014	15,758	-
Total	$ 199,470	6,718
Less: interest		889
Net present value		$ 5,829

7 - Interest Expense

Interest expense on all debt and capital leases was $993 and $1,166 for the years ended December 31, 2011 and 2010, respectively.

8 - 401(k) Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for each of the years ended December 31, 2011 and 2010.

9 - Commitments

The Company is expecting to make distributions to the members in 2012 equal to 40% of the 2011 taxable income to cover the related tax burden of its members. The amount is expected to be approximately $415,000 and is expected to be paid by April 15, 2012.

10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $4,437. As of December 31, 2011, the Company had net capital of $1,565,679 as calculated in accordance with Rule 15c3-1, which was $1,560,679 in excess of its SEC required net capital. The Company's net capital ratio was 0.04 to 1.

ADDITIONAL INFORMATION

XMS CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Net Capital		
Total members' equity		$ 1,997,172
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		1,997,172
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		1,997,172
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets	96,950	
Other assets	152	
Receivables	233,868	
Haircuts on securities:		
Money market funds	12,523	
Investment	88,000	
		431,493
Total Net Capital		$ 1,565,679
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 5,829
Other accounts payable and accrued expenses		60,730
Total Aggregate Indebtedness		$ 66,559
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 5,000
Excess Net Capital		$ 1,560,679
Ratio: Aggregate Indebtedness to Net Capital		0.04 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2011)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$ 1,565,679
No audit adjustments		
Net Capital per above		$ 1,565,679

See Independent Auditors' Report.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

Board of Members
XMS Capital Partners, LLC

In planning and performing our audit of the financial statements of XMS Capital Partners, LLC (Company), as of and for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered XMS Capital Partners, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or

detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we found inadequacies in the practices and procedures as it relates to the computation of net capital under Rule 17a-3(a)(11) as of December 31, 2011. The computation of net capital under Rule 17a-3(a)(11) was incorrect on Form X-17A-5 for the period beginning October 1, 2011 and ending December 31, 2011, due to recording an asset both as nonallowable and as a securities haircut. The Company has instituted additional review procedures by management, and the computation of net capital under Rule 17a-3(a)(11) has been amended on Form X-17A-5 for the affected period. This report does not affect our report on the audited financial statements of XMS Capital Partners, LLC dated February 27, 2012.

This report is intended solely for the information and use of the board of members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Company

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2012

XMS CAPITAL PARTNERS, LLC

REPORT FOR THE YEAR ENDED
DECEMBER 31, 2011

XMS CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Members
XMS Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by XMS Capital Partners, LLC, and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating XMS Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). XMS Capital Partners, LLC's management is responsible for XMS Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in QuickBooks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by you, including reports from QuickBooks, noting no differences;

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by you, including reports from QuickBooks, supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Company

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067502 FINRA DEC
XMS CAPITAL PARTNERS LLC 19*19
1603 ORRINGTON AVE STE 725
EVANSTON IL 60201-3859

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Theodore Brombach 847-448-1300

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

8-25-2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XMS Capital Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 27 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,700,808
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	5,700,808
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)

Nicole Duddleston

From: John (Yogi) Spence
Sent: Monday, February 27, 2012 1:35 PM
To: Nicole Duddleston
Subject: SIPC

Nicole –
Based on my reading of the relevant portions of Section 16(9) of the Act, none of the XMS revenue in 2011 came from "the securities business" as defined in Section 16(9) of the Act.
Best,
Yogi

John (Yogi) Spence
Managing Partner
XMS Capital Partners, LLC
1603 Orrington Ave., Suite 725
Evanston, IL 60201
(w) 847-448-1311
(c) 312-961-3646

XMS CAPITAL PARTNERS, LLC

REPORT FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010